                                                                     Exhibit 4.4

                            ORTEC INTERNATIONAL, INC.
                                  3960 Broadway
                               New York, NY 10032


January 3, 2005

              Exchange of Series C Convertible Preferred Stock for Common Stock and Participation Commitment in Proposed Private Placement.

To: Holders of Series C Convertible Preferred Stock:

         Reference is hereby made to (i) the Series C Convertible Preferred Stock Purchase Agreement dated as of May 23, 2003, as amended on July 29, 2003 (the "Purchase Agreement"), by and among Ortec International, Inc. (the "Company") and the investors named therein (each, a "Series C Holder") and (ii) the Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock (the "Series C Preferred Stock") of the Company filed on May 23, 2004 with the Delaware Secretary of State (the "Certificate of Designation"). Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Purchase Agreement and the Certificate of Designation, as applicable.

         The Company is undertaking a private placement of its shares of Common Stock and Warrants to purchase shares of Common Stock (the "Placement") under terms provided in the term sheet attached as Exhibit A.

         In order to facilitate the completion of the proposed Placement, the Company is making the following offer to the holders of its Series C Preferred
Stock:

         The Company will accept shares of the Series C Preferred Stock, at the Liquidated Preference Amount of $6,000 per share plus dividends accrued thereon, as purchase price in exchange for the Securities issued in the Placement, if such Series C Holder purchases for cash a dollar amount in the Placement equal to at least 30% of the total Liquidation Preference Amount of such shares of Series C Preferred Stock exchanged by such Series C Holder for shares in the Placement.

         For holders of Series C Preferred Stock whose participation in this offer would result in ownership in excess of 9.99% of the Common Stock currently outstanding, such holders shall be issued in lieu of Common Stock so many shares of Ortec's Series D Convertible Preferred Stock ("Series D Preferred Stock") as would entitle such holder to acquire, upon conversion, the same number of shares of Common Stock. Such Series D Preferred Stock pays no dividend and shall convert into common stock when the holder's ownership percentage falls below 9.99%.

         This proposal will significantly streamline the Company's capital structure, provide additional working capital and facilitate the completion of the Placement.

The undersigned holder of Series C Preferred Stock hereby accepts the offer discussed herein and agrees to fund their allocable portion of the Placement prior to Closing pursuant to instructions to be provided by the Company pursuant to the Placement documents.

         This letter agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.




                      REST OF PAGE INTENTIONALLY LEFT BLANK

         Kindly acknowledge your agreement to the foregoing by signing in the place indicated below and returning the signed copy to the Company.


                                      Sincerely,

                                      ORTEC INTERNATIONAL, INC.


                                By: /s/ Ron Lipstein
                                    ------------------
                                Name: Ron Lipstein
                                Title: Vice Chairman and Chief Executive Officer



Agreed and accepted:

Number of Series C Preferred
  Stock to be exchanged _______

SERIES C HOLDER:

By:____________________________
    Name:
    Title:






                                      -3-